                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate is filed by American Electric Power Service Corporation, AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.), AEP Resources, Inc. and AEP Resources Service Company.


This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.


1.    Type of security or securities.

            Unsecured short-term bank loans.

2. Issue, renewal or guaranty.

            Issuance and renewals.

3. Principal amount of each security.

            See Exhibit 1.

4. Rate of interest per annum of each security:

            See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

            See Exhibit 1.

6. If renewal of security, give date of original issue.

            See Exhibit 1.

7. Date of maturity of each security.

            See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

            American Electric Power Service Corporation
                        Huntington National Bank
                        Bank of Tokyo - Mitsubishi, Ltd.
                        Societe Generale Bank
                        Fifth Third Bank of Cincinnati
                        First Union National Bank of NC
                        KeyBank

            AEP Energy Services, Inc. (prior to 3/7/97 known as AEP
                  Energy Solutions, Inc.)
                        Societe Generale Bank National City Bank Huntington National Bank Mellon Bank First Union National Bank of NC KeyBank Fifth Third Bank of Cincinnati Bank of Tokyo
                        - Mitsubishi, Ltd.

            AEP Resources, Inc.
                        Huntington National Bank
                        Fifth Third Bank of Cincinnati
                        National City Bank
                        Societe Generale
                        First Union National Bank of NC
                        Bank of Tokyo - Mitsubishi, Ltd.
                        Keybank

            AEP         Resources   Service   Company   Societe   Generale  Bank
                        Huntington National Bank KeyBank National City Bank Bank of America, N.A.

9. Collateral given with each security.

            None.

10. Consideration received for each security.

            See Exhibit 1.

11. Application of proceeds of each security.

            The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

            (a)   the  provisions  contained  in the first  sentence  of Section
                  6(b).

            (b)   the  provisions  contained  in the fourth  sentence of Section
                  6(b).

            (c)   the  provisions  contained  in any  rule  of the  Commission
                  other than Rule U-48.         X

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

            Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

            Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

            Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                              AMERICAN ELECTRIC POWER SERVICE CORPORATION
                              AEP ENERGY  SERVICES,  INC.  (formerly  known as
                                    AEP Energy Solutions, Inc.)
                               AEP RESOURCES, INC.
                              AEP RESOURCES SERVICE COMPANY




                                    /s/ A. A. Pena
                                A. A. Pena, Vice President
January 17, 2000

                  AMERICAN ELECTRIC POWER SERVICE CORPORATION

    Debt       Settlement      Maturity      Interest          Principal
    Type          Date           Date         Rate               Amount
==========================================================================
    BL        10/01/1999     10/21/1999      5.9600           6,000,000.00
    BL        10/26/1999     11/23/1999      5.7200           3,150,000.00
    BL        10/27/1999     11/23/1999      5.7200           1,000,000.00
    BL        10/28/1999     11/23/1999      5.7800             950,000.00
    BL        10/29/1999     11/23/1999      5.9800           6,600,000.00
    BL        11/04/1999     11/23/1999      5.8400             725,000.00
    BL        11/08/1999     11/23/1999      5.9062           1,100,000.00
    BL        11/23/1999     12/13/1999      6.1600          10,000,000.00
    BL        11/30/1999     12/13/1999      6.1126           5,000,000.00
    BL        12/03/1999     12/13/1999      6.1250           4,125,000.00
    BL        12/13/1999     12/17/1999      6.1875           4,000,000.00
    BL        12/13/1999     02/03/2000      6.5561           6,000,000.00
    BL        12/27/1999     01/18/2000      6.8763           1,700,000.00
    BL        12/28/1999     01/20/2000      7.2000           3,500,000.00
    BL        12/30/1999     01/14/2000      6.4100           8,400,000.00

                             Average         6.1689

                            AEP ENERGY SERVICES, INC.

    Debt       Settlement      Maturity      Interest          Principal
    Type          Date           Date         Rate               Amount
==========================================================================
    BL        10/01/1999     10/26/1999       5.96            4,150,000.00
    BL        10/05/1999     10/27/1999      5.9900           4,800,000.00
    BL        10/08/1999     10/27/1999      5.7324           4,500,000.00
    BL        10/08/1999     10/27/1999      5.9300           7,300,000.00
    BL        10/20/1999     10/22/1999      5.5790          10,700,000.00
    BL        10/22/1999     10/29/1999      5.7041           7,550,000.00
    BL        10/25/1999     10/26/1999      5.7900           8,000,000.00
    BL        10/25/1999     11/05/1999      5.7958          10,000,000.00
    BL        10/26/1999     11/10/1999      5.9600          17,000,000.00
    BL        10/26/1999     11/10/1999      5.6800           3,500,000.00
    BL        10/27/1999     11/19/1999      5.9800          14,500,000.00
    BL        10/27/1999     11/19/1999      5.7958           4,500,000.00
    BL        10/29/1999     11/24/1999      5.7958           6,550,000.00
    BL        11/03/1999     11/04/1999      5.8500           4,000,000.00
    BL        11/04/1999     11/29/1999      5.8400           1,800,000.00
    BL        11/05/1999     11/29/1999      5.7958           7,000,000.00
    BL        11/08/1999     11/09/1999      5.7188           2,700,000.00
    BL        11/09/1999     11/29/1999      5.9100           2,700,000.00
    BL        11/09/1999     11/29/1999      5.7958           2,450,000.00
    BL        11/10/1999     11/29/1999      5.9100          16,150,000.00
    BL        11/10/1999     11/29/1999      5.7300           3,500,000.00
    BL        11/12/1999     11/29/1999      6.0400           3,000,000.00
    BL        11/16/1999     11/29/1999      6.1000           3,175,000.00
    BL        11/17/1999     12/08/1999      6.1800           5,625,000.00
    BL        11/19/1999     11/30/1999      6.1600          15,000,000.00
    BL        11/22/1999     12/08/1999      5.9859           4,400,000.00
    BL        11/23/1999     12/08/1999      6.1600           7,200,000.00
    BL        11/24/1999     12/03/1999      6.2300          12,000,000.00
    BL        11/29/1999     12/03/1999      6.2900          14,075,000.00
    BL        11/29/1999     11/30/1999      6.2727          16,000,000.00
    BL        11/29/1999     12/03/1999      6.0400           3,500,000.00
    BL        11/30/1999     12/06/1999      6.2900          14,000,000.00
    BL        11/30/1999     12/06/1999      6.0809          16,000,000.00
    BL        12/01/1999     12/10/1999      6.1563           3,225,000.00
    BL        12/02/1999     12/03/1999      6.1450           4,000,000.00
    BL        12/03/1999     12/15/1999      6.1250           4,000,000.00
    BL        12/03/1999     12/15/1999      6.3300          14,750,000.00
    BL        12/03/1999     12/15/1999      5.9400           3,500,000.00
    BL        12/06/1999     12/17/1999      5.9859          16,000,000.00
    BL        12/06/1999     12/17/1999      6.2700          14,475,000.00
    BL        12/07/1999     12/10/1999      6.1200           2,925,000.00
    BL        12/08/1999     01/24/2000      6.5561           8,000,000.00
    BL        12/08/1999     12/28/1999      6.0100          12,325,000.00
    BL        12/10/1999     01/18/2000      6.8200           4,625,000.00
    BL        12/15/1999     01/10/2000      6.8100          10,100,000.00
    BL        12/17/1999     12/22/1999      5.9859           7,075,000.00
    BL        12/17/1999     12/22/1999      6.2700          14,475,000.00
    BL        12/17/1999     12/22/1999      5.9800           8,000,000.00
    BL        12/20/1999     01/10/2000      6.8729           2,650,000.00
    BL        12/22/1999     01/10/2000      7.4500          20,000,000.00
    BL        12/22/1999     12/29/1999      6.1000           8,000,000.00
    BL        12/27/1999     01/10/2000      7.1931           4,000,000.00
    BL        12/28/1999     01/12/2000      7.3700           6,000,000.00
    BL        12/29/1999     12/30/1999      5.1000           5,500,000.00
    BL        12/29/1999     01/10/2000      6.8000           5,000,000.00
    BL        12/30/1999     01/06/2000      6.1126           7,600,000.00

                             Average         6.1174

                               AEP RESOURCES, INC.

    Debt       Settlement      Maturity      Interest          Principal
    Type          Date           Date         Rate               Amount
==========================================================================
    BL        10/05/1999     10/19/1999      5.675              700,000.00
    BL        10/14/1999     10/19/1999      5.7400             500,000.00
    BL        10/20/1999     10/29/1999      5.6724           8,500,000.00
    BL        10/26/1999     11/02/1999      5.6200             400,000.00
    BL        10/29/1999     11/10/1999      5.7958           8,700,000.00
    BL        11/02/1999     11/10/1999      5.9800           5,000,000.00
    BL        11/10/1999     11/30/1999      5.7958          10,000,000.00
    BL        11/12/1999     11/30/1999      6.0400             500,000.00
    BL        11/17/1999     11/30/1999      6.1500             200,000.00
    BL        11/30/1999     12/08/1999      6.0809           4,175,000.00
    BL        12/01/1999     12/08/1999      6.1250          13,500,000.00
    BL        12/08/1999     12/20/1999      6.1250           8,500,000.00
    BL        12/08/1999     12/15/1999      6.0000           9,000,000.00
    BL        12/09/1999     12/15/1999      5.9700             200,000.00
    BL        12/10/1999     12/15/1999      6.0492             300,000.00
    BL        12/17/1999     12/21/1999      5.8925           9,000,000.00
    BL        12/20/1999     12/21/1999      6.1125           4,125,000.00
    BL        12/21/1999     12/29/1999      5.9859           5,500,000.00
    BL        12/22/1999     12/29/1999      6.1126           1,025,000.00
    BL        12/27/1999     01/12/2000      7.2531             300,000.00
    BL        12/29/1999     01/10/2000      6.8000           2,700,000.00
    BL        12/30/1999     01/04/2000      6.6000             300,000.00

                             Average         6.0716

                          AEP RESOURCES SERVICE COMPANY

    Debt       Settlement      Maturity      Interest          Principal
    Type          Date           Date         Rate               Amount
==========================================================================
    BL        10/15/1999     10/20/1999       5.7               100,000.00
    BL        10/20/1999     10/29/1999      5.3125           8,600,000.00
    BL        10/29/1999     11/10/1999      5.7300           8,800,000.00
    BL        11/10/1999     11/30/1999      5.7300           8,100,000.00
    BL        11/17/1999     11/30/1999      6.1500             200,000.00
    BL        11/30/1999     12/08/1999      6.0300           8,350,000.00
    BL        12/01/1999     12/07/1999      6.1000             400,000.00
    BL        12/07/1999     12/15/1999      5.9700             400,000.00
    BL        12/08/1999     12/15/1999      5.9300           8,500,000.00
    BL        12/10/1999     12/21/1999      5.9859             200,000.00
    BL        12/15/1999     12/21/1999      6.0300           8,500,000.00
    BL        12/16/1999     12/21/1999      6.0000             500,000.00
    BL        12/21/1999     12/29/1999      6.0400           9,100,000.00
    BL        12/22/1999     01/18/2000      7.2500           5,250,000.00
    BL        12/29/1999     01/12/2000      6.8000           9,300,000.00

                             Average         6.0506